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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Announcement
Election and Appointment of Directors and Supervisors
References are made to the notice of the annual general meeting of the Company for the year 2010 (the “AGM”) and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the general mandate to issue Shares, general mandate to issue bonds and the election and appointment of Directors and Supervisors dated 1 April 2011 and the announcement of the Company in relation to the resignation of Director and amendment to AGM circular dated 15 April 2011, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.
The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the People’s Republic of China (the “PRC”), at 9 a.m. on 18 May 2011 by way of physical meeting.
The Board of Directors announces that Mr Zeng Yukang, Mr Wang Fucheng, Mr Jiang Fan and Mr Chee-Chen Tung, the Directors of the Company, retired from their office as Directors due to retirement and expiry of terms of appointment and Mr Yu Yibo, the Supervisor of the Company, resigned from this office as Supervisor due to his working arrangement. The retirement and resignation have taken immediate effect from 18 May 2011. Mr Zeng, Mr Wang, Mr Jiang, Mr Tung and Mr Yu confirmed that they have no disagreement with the Board of Directors, the supervisory committee of the Company (the “Supervisory Committee”) and the Company and there are no other matters in relation to their retirement and resignation that need to be brought to the attention of the shareholders of the Company. The Board of Directors expresses its sincere gratitude to Mr Zeng, Mr Wang, Mr Jiang, Mr Tung and Mr Yu for their contributions to the Company during their term of office.
The Board of Directors also announces that at the AGM, Mr Jiang Jiemin, Mr Zhou Jiping, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai, Mr Ran

Xinquan, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Zhiwu were re-elected and elected as Directors and Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng were re-elected as Supervisors respectively.
Please refer to the Circular as noted above for the biographical details and other information to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in relation to the appointment of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai, Mr Ran Xinquan, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as Directors and Mr Chen Ming, Mr Guo Jinping, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yuan and Mr Wang Daocheng as Supervisors.
The emoluments of Directors and Supervisors will be fixed by the Board of Directors pursuant to the authority granted by the shareholders of the Company at the AGM by reference to the Director’s and Supervisor’s duty, responsibilities and performance and the results of the Group, being the Company and its subsidiaries. The Company will make disclosure of the emoluments of the Directors and Supervisors for 2011 in its annual report for 2011 in accordance with the Listing Rules.
The Board of Directors further announces that Mr Wang Guangjun, Mr Yao Wei and Mr Liu Hehe were elected by the employees of the Company as the employee representative Supervisors at the fifth session of the Supervisory Committee. The Board of Directors also expresses its sincere gratitude to the employee representative Supervisors at the fourth session of the Supervisory Committee, as Mr Wang Yawei, Mr Qin Gang and Ms. Wang Shali for their contributions to the Company during their term of office.
The above-mentioned employee representative Supervisors shall, together with the six Supervisors elected at the AGM, constitute the fifth session of the Supervisory Committee. The biographical details of these employee representative Supervisors are as follows:
Wang Guangjun, aged 46, is the general manager of PetroChina Jilin Petrochemical Company. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has 25 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of the Company in September 1999. From May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company from June 2007.
Yao Wei, aged 54, is the general manager of PetroChina Pipeline Company. Mr. Yao is a professor-level senior engineer and holds a master degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr. Yao became the general manager of PetroChina Pipeline Company.
Liu Hehe, aged 47, is the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and graduated in petrochemical major from Fushun Petroleum Institute (now Liaoning Shihua University). He has nearly 25 years of working experience in China’s oil and petrochemical industry. He was the general manager of

PetroChina East China Marketing Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009.
Each of Mr Wang Guangjun, Mr Yao Wei and Mr Liu Hehe does not hold any directorship in other public listed companies in Hong Kong within the past three years.
Each of Mr Wang, Mr Yao and Mr Liu does not have any relationship with any other Directors, Supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, each of them does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
In relation to the election of Mr Wang, Mr Yao and Mr Liu as the employee representative Supervisors, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Beijing, the PRC
18 May 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.